Form 40-F/A
period 2002-08-31
CANWEST GLOBAL COMMUNICATIONS CORP
filed 2003-06-19
CIK 1003565

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F/A

(Check one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: August 31, 2002            Commission File Number: 1-14148

CANWEST GLOBAL COMMUNICATIONS CORP.

(Exact name of Registrant as specified in its charter)

Canada	4833	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3100 TD Centre
201 Portage Avenue	Kaye Scholer LLP
Winnipeg, Manitoba	425 Park Avenue
Canada R3B 3L7	New York, New York 10022
(204) 956-2025	(212) 836-8000
(Address and telephone number of Registrant’s principal executive offices)	(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Non-Voting Shares	The New York Stock Exchange, Inc.
The Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

For annual reports, indicate by check mark the information filed with this Form:

☐	Annual information form	☑	Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

98,371,658	Subordinate Voting Shares outstanding
76,785,976	Multiple Voting Shares outstanding
1,903,401	Non-Voting Shares outstanding

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

EXPLANATORY NOTE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
CERTIFICATION
EXHIBIT INDEX
REVISED AUDITED CONSOLIDATED FINANCIAL STATEMENTS
CONSENT OF PRICEWATERHOUSECOOPERS LLP
906 CERTIFICATION: CEO
906 CERTIFICATION: CFO

EXPLANATORY NOTE

     CanWest Global Communications Corp. (the “Company”) hereby amends its Annual Report on Form 40-F for the fiscal year ended August 31, 2002 (originally filed January 9, 2003) (the “Original Form 40-F”) to replace the audited consolidated financial statements and notes thereto for the fiscal years ended August 31, 2002 and 2001, together with the report of the auditors thereon set forth in Exhibit 2 to the Original Form 40-F with the revised audited consolidated financial statements and notes thereto for the fiscal years ended August 31, 2002 and 2001, together with the report of the auditors thereon attached hereto as Exhibit 1. In addition, in connection with the filing of this Form 40-F/A and pursuant to the rules of the Securities and Exchange Commission, the Company is including with this Form 40-F/A certain currently dated certifications. No other changes have been made to the Original Form 40-F. This Form 40-F/A does not reflect events occurring after the filing of the original Form 40-F (except for the Auditors’ Report and note 18 and the revision to note 20 in the notes to the financial statements) and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above and reflected below.

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

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CANWEST GLOBAL COMMUNICATIONS CORP.

Date: June 18, 2003	By:	/s/ John E. Maguire

John E. Maguire
Vice President, Finance and Chief Financial Officer

CERTIFICATION

I, Leonard Asper, certify that:

1.	I have reviewed this amendment to the annual report on Form 40-F/A of CanWest Global Communications Corp.:

2.	Based on my knowledge, this amendment to the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment to the annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this amendment to the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amendment to the annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment to the annual report is being prepared;

     b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this amendment to the annual report (the “Evaluation Date”); and

     c) presented in this amendment to the annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

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

6.	The registrant’s other certifying officers and I have indicated in this amendment to the annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 18, 2003

/s/ Leonard Asper

Name:	Leonard Asper
Title:	President and Chief Executive Officer

CERTIFICATION

I, John Maguire, certify that:

1.	I have reviewed this amendment to the annual report on Form 40-F/A of CanWest Global Communications Corp.:

2.	Based on my knowledge, this amendment to the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment to the annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this amendment to the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amendment to the annual report;

3.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment to the annual report is being prepared;

     b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this amendment to the annual report (the “Evaluation Date”); and

     c) presented in this amendment to the annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

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

6.	The registrant’s other certifying officers and I have indicated in this amendment to the annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 18, 2003

/s/ John Maguire

Name:	John Maguire
Title:	Vice-President, Finance and
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description

1	Revised audited consolidated financial statements and the notes thereto for the fiscal years ended August 31, 2002 and 2001, together with the report of the auditors thereon
2	Consent of PricewaterhouseCoopers LLP
3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Leonard Asper, President and Chief Executive Officer.
4	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of John Maguire, Vice-President, Finance and Chief Financial Officer.