Form 40-F
period 2003-08-31
CANWEST GLOBAL COMMUNICATIONS CORP
filed 2003-12-23
CIK 1003565

================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 40-F

                             -----------------------

                 (Check one)

                   / / REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

                   /X/ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: August 31, 2003       Commission File Number: 1-14148

                                -----------------

                       CANWEST GLOBAL COMMUNICATIONS CORP.
             (Exact name of Registrant as specified in its charter)

                                 ---------------

             CANADA                            4833                NOT APPLICABLE
 (Province or other jurisdiction   (Primary Standard Industrial   (I.R.S. Employer
of incorporation or organization)   Classification Code Number)  Identification No.)


          3100 TD CENTRE
          201 PORTAGE AVENUE                         KAYE SCHOLER LLP
          WINNIPEG, MANITOBA                         425 PARK AVENUE
          CANADA R3B 3L7                             NEW YORK, NEW YORK 10022
          (204) 956-2025                             (212) 836-8000
    (Address and telephone number of            (Name, address (including zip code) and telephone number
Registrant's principal executive offices)   (including area code) of agent for service in the United States)

                              --------------------


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.

        TITLE OF EACH CLASS       NAME OF EACH EXCHANGE ON WHICH REGISTERED
        -------------------       -----------------------------------------
        Non-Voting Shares         The New York Stock Exchange, Inc.
                                  The Toronto Stock Exchange

                             -----------------------

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT.
                                     NONE.

                             -----------------------

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                               OF THE ACT. NONE.

                            ------------------------

FOR ANNUAL REPORTS, INDICATE BY CHECK MARK THE INFORMATION FILED WITH THIS FORM:

      /X/   Annual information form    /X/   Audited annual financial statements

                            ------------------------

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                98,280,291  Subordinate Voting Shares outstanding
                76,785,976  Multiple Voting Shares outstanding
                 2,066,248  Non-Voting Shares outstanding

                              ---------------------

      Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

      Yes     / /                                          No     /X/

                              ---------------------

      Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

      Yes     /X/                                          No    / /


================================================================================

                       CANWEST GLOBAL COMMUNICATION CORP.
                       REGISTRATION STATEMENT ON FORM 40-F

                DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

         In accordance with General Instruction B (3) of Form 40-F, the Registrant hereby files Exhibit 1 and Exhibit 2 as set forth in the Exhibit Index hereto.

         In accordance with General Instruction B (6) of Form 40-F, the Registrant hereby files Exhibit 4 and Exhibit 5 as set forth in the Exhibit Index hereto.

         In accordance with General Instruction D (9) of Form 40-F, the Registrant hereby files Exhibit 8 as set forth in the Exhibit Index hereto.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act, and has determined that there is at least one audit committee financial expert serving on its audit committee.

The disclosure provided on pages 18 and 19 of Exhibit 3 under the heading Board Committees - Audit Committee is incorporated herein by reference.

CODE OF ETHICS

In accordance with section 406 of the Sarbanes Oxley Act of 2002, and pursuant to item B(9)(a) of Form 40-F, the Registrant is developing a code of ethics that shall apply to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. The code of ethics shall be considered by the Registrant's board of directors in January 2004 and, upon approval, shall be made available at www.canwestglobal.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided on page 16 of Exhibit 3 under the heading AUDITORS' FEES is incorporated herein by reference.

CONTRACTUAL OBLIGATIONS

The disclosure provided on page 17 of Exhibit 2 under the heading Contractual Obligations and Commitments is incorporated herein by reference.

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

                                            CANWEST GLOBAL COMMUNICATIONS CORP.


Date: December 23, 2003                     By:   /s/ JOHN E. MAGUIRE
                                                  ------------------------------
                                                  John E. Maguire
                                                  Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit
Number   Description
------   -----------
  1.     Annual Information Form for the year ended August 31, 2003

  2.     Management's discussion and analysis for the fiscal years ended August
         31, 2003 and 2002 and audited consolidated financial statements and the notes thereto for the fiscal years ended August 31, 2003 and 2002, together with the report of the auditors thereon

  3.     Management proxy circular

  4.     Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

  5.     Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

  6.     Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to
         Section 906 of the Sarbanes-Oxley Act of 2002

  7.     Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to
         Section 906 of the Sarbanes-Oxley Act of 2002

  8.     Consent of PricewaterhouseCoopers LLP