Form 40-F
period 2004-08-31
CANWEST GLOBAL COMMUNICATIONS CORP
filed 2004-12-27
CIK 1003565

================================================================================
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM 40-F
                             ----------------------

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   For the fiscal year ended: August 31, 2004   Commission File Number: 1-14148

                                -----------------

                       CANWEST GLOBAL COMMUNICATIONS CORP.
             (Exact name of Registrant as specified in its charter)

                                  -------------

              CANADA                       4833               NOT APPLICABLE
     (Province or other             (Primary Standard        (I.R.S. Employer
       jurisdiction of          Industrial Classification   Identification No.)
incorporation or organization)         Code Number)

3100 TD CENTRE                            KAYE SCHOLER LLP
201 PORTAGE AVENUE                        425 PARK AVENUE
WINNIPEG, MANITOBA                        NEW YORK, NEW YORK  10022
CANADA R3B 3L7                            (212) 836-8000
(204) 956-2025
                                          (Name, address (including zip code)
(Address and telephone number of          and telephone number (including area
Registrant's principal executive          code) of agent for service in the
offices)                                  United States)


                               ------------------

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

[X] Annual information form              [X] Audited annual financial statements

                            ------------------------

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

            98,667,438  Subordinate Voting Shares outstanding
            76,785,976  Multiple Voting Shares outstanding
             1,825,718  Non-Voting Shares outstanding

                            ------------------------

      Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

             Yes [ ]                                       No [X]

                            ------------------------

      Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

             Yes [X]                                       No [ ]

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

      In accordance with General Instruction B (6)(a)(1) of Form 40-F, the Registrant hereby files Exhibit 5 and Exhibit 6 as set forth in the Exhibit Index hereto.

      In accordance with General Instruction B (6)(a)(2) of Form 40-F, the Registrant hereby files Exhibit 7 and Exhibit 8 as set forth in the Exhibit Index hereto.

      In accordance with General Instruction D (9) of Form 40-F, the Registrant hereby files Exhibit 9 as set forth in the Exhibit Index hereto.

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer conducted an examination of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of the end of the period covered by this annual report, the design and operation of the Company's disclosure controls and procedures were effective in ensuring that information required to be disclosed is accumulated and communicated to us to allow timely decisions regarding required disclosure, and that information required to be disclosed is recorded, processed, summarized and reported as and when required.

There have been no changes in the Company's internal control over financial reporting which are reasonably likely to materially affect our ability to record, process, summarize and report financial information.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act, and has determined that Ms. Jalynn Bennett, Dr. Lloyd I. Barber and Mr. David J. Drybrough, members of the audit committee, are audit committee financial experts who are independent, as that term is defined in the Toronto Stock Exchange listing standards.

CODE OF ETHICS

In accordance with section 406 of the Sarbanes Oxley Act of 2002, and pursuant to item 9(a) of Form 40-F, the Registrant has adopted a code of ethics that applies to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

A copy of the Registrant's code of ethics is filed as Exhibit 4 hereto and is incorporated herein by reference.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended August 31, 2004 and August 31, 2003, the audit committee approved fees to PricewaterhouseCoopers LLP and its affiliates as follows:

                                  2004        2003
                                  ----        ----
                               $  000's    $  000's

Audit Fees ..................   3,655.0     1,950.0

Audit-Related Fees ..........     279.9       936.0

Tax Fees ....................     426.8       251.0
                                -------     -------

                               $4,361.7    $3,317.0

A copy of the audit committee's preapproval policy is filed as Exhibit 9 hereto and is incorporated herein by reference. All services provided by the principal accountant for the periods noted above were preapproved by the audit committee

CONTRACTUAL OBLIGATIONS

The disclosure provided on page 23 of Exhibit 2 under the heading Contractual Obligations and Commitments is incorporated herein by reference.

OFF BALANCE SHEET ARRANGEMENTS

In connection with the disposition of assets, the Company has provided customary representations and warranties that range in duration. In addition, as is customary, the Company has agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. The Company is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

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

                                          CANWEST GLOBAL COMMUNICATIONS CORP.

Date: December 23, 2004                   By:  /s/ JOHN E. MAGUIRE
                                               -------------------
                                               John E. Maguire
                                               Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit
 Number            Description
 ------            -----------
   1.              Annual Information Form for the year ended August 31, 2004

   2. Management's Discussion and Analysis for the fiscal year ended August 31, 2004 and audited consolidated financial statements and the notes thereto for the fiscal years ended
                   August 31, 2004 and 2003, together with the report of the auditors thereon

   3.              Management Information Circular

   4.              Code of Ethics

   5.              Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

   6.              Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

   7. Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

   8. Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

   9.              Audit Committee Non Audit Services Pre-approval Policy

  10.              Consent of PricewaterhouseCoopers LLP


