Form 40-F
CANWEST GLOBAL COMMUNICATIONS CORP
filed 2005-12-01
CIK 1003565

As filed with the Securities and Exchange Commission on November 30, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: August 31, 2005

1-14148

(Commission file number)

CanWest Global Communications Corp.

(Exact name of Registrant as specified in its charter)

Canada	4833
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)

3100 TD Centre 201 Portage Avenue Winnipeg, Manitoba, Canada R3B 3L7 (204) 956-8025	CanWest International Corp. c/o Corporation Service Company 2711 Centerville Road Wilmington, Delaware 19808 (302) 636-5400
(Address and telephone number of principal executive offices)	(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Non-Voting Shares	The New York Stock Exchange, Inc. The Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

98,813,655	Subordinate Voting Shares outstanding
76,785,976	Multiple Voting Shares outstanding
1,795,092	Non-Voting Shares outstanding

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such Rule.

Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

CANWEST GLOBAL COMMUNICATIONS CORP.

REGISTRATION STATEMENT ON FORM 40-F

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B(3) of Form 40-F, the Registrant hereby files Exhibit 99.1 and Exhibit 99.2 as set forth in the Exhibit Index hereto.

In accordance with General Instruction B(6)(a)(1) of Form 40-F, the Registrant hereby files Exhibit 99.3 and Exhibit 99.4 as set forth in the Exhibit Index hereto.

In accordance with General Instruction B(6)(a)(2) of Form 40-F, the Registrant hereby files Exhibit 99.5 as set forth in the Exhibit Index hereto.

In accordance with General Instruction D(9) of Form 40-F, the Registrant hereby files Exhibit 99.6 as set forth in the Exhibit Index hereto.

Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of August 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of August 31, 2005 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting during fiscal year 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Audit Committee Financial Expert

All of the members of the Audit Committee are financially literate and our Board has determined that Dr. Barber and Mr. Drybrough qualify as audit committee financial experts and are independent under the applicable New York Stock Exchange independence standards.

Code of Ethics

We have adopted a Code of Ethics which applies to our Chief Executive Officer and senior financial officers. The code of ethics is posted on our website at www.canwestglobal.com. If we make substantive amendments to the Code of Ethics or grant any waiver, we will disclose the nature of such amendment or waiver on our website within five days of such amendment or waiver.

Principal Accountant Fees and Services

The disclosure provided on page 49 of Exhibit 99.1 under the heading “Audit Committee Information—Principal Accountant Fees and Services” is incorporated herein by reference.

Contractual Obligations

The disclosure provided on page 26 of Exhibit 99.2 under the heading “Contractual Obligations and Commitments” is incorporated herein by reference.

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

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

We filed an Appointment of Agent for Service of Process on Form F-X on November 29, 2005.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CANWEST GLOBAL COMMUNICATIONS INC.

Date: November 30, 2005	By:	/s/ John E. Maguire
John E. Maguire Chief Financial Officer

EXHIBIT INDEX

Number	Description

99.1	Annual Information Form for the year ended August 31, 2005

99.2	Management’s Discussion and Analysis for the fiscal year ended August 31, 2005 and audited consolidated financial statements and the notes thereto for the fiscal years ended August 31, 2005 and 2004, together with the report of the auditors thereon

99.3	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of PricewaterhouseCoopers LLP