Form 40-F
CANWEST GLOBAL COMMUNICATIONS CORP
filed 2006-11-29
CIK 1003565

As filed with the Securities and Exchange Commission on November 29, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: August 31, 2006

1-14148

(Commission file number)

CanWest Global Communications Corp.

(Exact name of Registrant as specified in its charter)

Canada	4833
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)

3100 CanWest Global Place 201 Portage Avenue Winnipeg, Manitoba, Canada R3B 3L7 (204) 956-2025	CanWest International Corp. c/o Corporation Service Company 2711 Centerville Road Wilmington, Delaware 19808 (302) 636-5400
(Address and telephone number of principal executive offices)	(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Non-Voting Shares	The New York Stock Exchange, Inc. The Toronto Stock Exchange

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

99,133,417	Subordinate Voting Shares outstanding
76,785,976	Multiple Voting Shares outstanding
1,511,881	Non-Voting Shares outstanding

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

Yes ☒ No ☐

CANWEST GLOBAL COMMUNICATIONS CORP.

REGISTRATION STATEMENT ON FORM 40-F

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B(3) of Form 40-F, the Registrant hereby files Exhibit 99.1 (its Annual Information Form) and Exhibit 99.2 (its Management Discussion and Analysis of Financial Condition and Results of Operations and its Consolidated Financial Statements) as set forth in the Exhibit Index hereto.

In accordance with General Instruction B(6)(a)(1) of Form 40-F, the Registrant hereby files Exhibit 99.3 (the CEO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) and Exhibit 99.4 (the CFO certification pursuant to Section 302 of the Sarbanes-Oxley Act) as set forth in the Exhibit Index hereto.

In accordance with General Instruction B(6)(a)(2) of Form 40-F, the Registrant hereby files Exhibit 99.5 (the certification pursuant to Section 906 of the Sarbanes-Oxley Act) as set forth in the Exhibit Index hereto.

In accordance with General Instruction D(9) of Form 40-F, the Registrant hereby files Exhibit 99.6 (the consent of PricewaterhouseCoopers LLP) as set forth in the Exhibit Index hereto.

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of August 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of August 31, 2006 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting; Attestation report of Registered Public Accounting Firm on Management’s Assessment of Internal Control Over Financial Reporting

Management’s report on internal control over financial reporting and the related attestation report issued by PricewaterhouseCoopers LLP provided on pages 3 and 5 of the audited consolidated financial statements contained in Exhibit 99.2 are incorporated herein by reference.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during fiscal year 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Identification of the Audit Committee

The section “Audit Committee Information” in our Annual Information Form attached as exhibit 99.1 is incorporated herein by reference.

Audit Committee Financial Expert

All of the members of the Audit Committee are financially literate and our Board has determined that Dr. Barber, Ms Pankratz and Mr. Drybrough qualify as financial experts and are independent under the applicable New York Stock Exchange independence standards.

Code of Ethics

We have adopted a Code of Ethics which applies to our Chief Executive Officer and senior financial officers. The code of ethics is posted on our website at

www.canwestglobal.com. If we make substantive amendments to the Code of Ethics or grant any waiver, we will disclose the nature of such amendment or waiver on our website within five days of such amendment or waiver.

Principal Accountant Fees and Services

The disclosure provided on page 53 of Exhibit 99.1 under the heading “Audit Committee Information – Principal Accountant Fees and Services” is incorporated herein by reference.

Tabular Disclosure of Contractual Obligations

The disclosure provided on page 21 of Exhibit 99.2 under the heading “Contractual Obligations and Commitments” is incorporated herein by reference.

Off Balance Sheet Arrangements

The disclosure provided on page 23 of Exhibit 99.2 under the heading “Off Balance Sheet Arrangements” is incorporated herein by reference.

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

CANWEST GLOBAL COMMUNICATIONS INC.

Date: November 29, 2006	By:	/s/ John E. Maguire
John E. Maguire
Chief Financial Officer

EXHIBIT INDEX

Number	Description

99.1	Annual Information Form for the year ended August 31, 2006

99.2	Management’s Discussion and Analysis for the fiscal year ended August 31, 2006 and audited consolidated financial statements and the notes thereto for the fiscal years ended August 31, 2006 and 2005, together with the report of the auditors thereon

99.3	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of PricewaterhouseCoopers LLP